UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 12, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2007 First Quarter Results
April 12, 2007
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the first quarter ended February 28, 2007. All amounts are reported in U.S. dollars and in accordance with U.S. GAAP.
For the first quarter of 2007, OSI Geospatial reported revenue of $3.6 million, similar to the $3.7 million reported for the same quarter in 2006. The revenue mix has changed quarter over quarter, and includes approximately $700,000 in marine systems revenue, approximately $2.3 million in land and air systems revenue and approximately $523,000 in mapping revenue. In the first quarter of 2006, the Company reported $1.3 million in marine systems revenue, $1.9 million in land and air systems revenue and $529,000 in mapping revenue.
For the first quarter of 2007, the company reported a net loss of $2.0 million compared to net loss of $1.2 million for the same quarter in 2006. The increase in net loss for the first quarter of 2007 was largely due to the decrease in marine systems revenue due to the timing of contract awards, lower margin sales and no research and development contributions by Technology Partnership Canada.
For the first quarter of 2007, the net loss attributable to common shareholders was $2.2 million or $0.06 per share compared to the net loss of $1.4 million or $0.04 per share in 2006.
“We have set clear strategic objectives for the year, and we are confident that we will be able to deliver on our commitments, including achieving revenue of $28 to $32 million,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “During the quarter, we remained focused on the execution of our growth strategy and we continue to pursue opportunities with the U.S. and U.K. Departments of Defense and develop our National Security and Homeland defense market.”
First Quarter Highlights
•	Awarded a $1.2 million prime contract with the U.K. Hydrographic Office to verify and validate the accuracy and quality of their Electronic Navigational Charts

•	Awarded new mapping business of $2.8 million

•	Awarded follow on land and air contracts with existing customers worth approximately $1.5 million

•	Awarded follow on marine contracts with existing customers worth approximately $1.0 million

•	Received Simplified Voyage Data Recorder product type approval and secured two customers

•	Hosted first ever super user conference bringing together 35 delegates from eight navies and military branches to share experiences and development ideas for OSI’s product ECPINS®

•	Announced relocation of corporate headquarters to Ottawa, Ontario, Canada to allow for effective development of Canadian, U.S. and European defense business

OSI Geospatial Inc.	Suite 107-930 West 1st Street	tel +604 904 4600 | fax +604 987 2555
	North Vancouver, BC V7P 3N4 Canada	www.osigeospatial.com

News Release
Conference Call
OSI Geospatial will present the results from the 2007 first quarter at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time), April 12, 2007. The conference call can be accessed on the company’s investor site at www.osigeospatial.com. To listen to the conference call live by telephone, dial +1-800-319-4610 for participants in North America and +1-604-638-5340 for Vancouver area and international participants approximately ten minutes before the start time. A telephone playback will be available for seven business days, beginning approximately one hour after the call. To listen to the replay, North American callers please dial +1-800-319-6413 and international callers please dial +1-604-638-9010. Enter access code 5183.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information (including those in the section entitled “Outlook”) are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2007 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

News Release
OSI Geospatial Inc.
Consolidated Balance Sheets (Unaudited) (US GAAP)

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006

Assets
Current assets
Accounts receivable	$7,887	$12,707
Income taxes recoverable	106	28
Inventory	1,295	1,063
Prepaid expenses and deposits	974	535

	10,262	14,333

Deferred tax asset	10	—

Plant and equipment	1,025	1,089
Intangible and other assets	714	794
Goodwill	8,129	8,129

	$20,140	$24,345

Liabilities
Current liabilities
Bank indebtedness	$378	$904
Accounts payable and accrued liabilities	3,519	4,887
Income taxes payable	—	86
Unearned revenue	524	667

	4,421	6,544

Deferred tax liability	—	20

	4,421	6,564

Stockholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (2006 – 30,262)	19	19
224,570 Class B, Series 2 preference shares (2006 – 279,840)	7,335	8,696
38,388,221 common shares (2006 – 35,137,046)	20,462	18,222

	27,816	26,937
Warrants	4,286	4,286
Additional paid in capital	2,814	3,357
Accumulated deficit	(21,486)	(19,226)
Accumulated other comprehensive income	2,289	2,427

	15,719	17,781

	$20,140	$24,345

News Release
OSI Geospatial Inc.
Consolidated Statements of Loss (Unaudited) (U.S. GAAP)

	Three months ended February 28,
In thousands of U.S. dollars, except share related data	2007	2006

Revenue
Marine Systems	$700	$1,282
Land and air systems	2,348	1,852
Mapping	523	529

	3,571	3,663

Cost of sales	2,902	2,469

Gross profit	669	1,194

Expenses
General and administrative	1,322	1,346
Engineering	481	542
Sales and marketing	705	552
Depreciation and amortization	111	132
Interest expense	22	6
Interest income	—	(13)
Foreign exchange loss (gain)	(85)	21
Technology Partnerships Canada royalty	30	57
Technology Partnerships Canada contribution	—	(210)

	2,586	2,433

Net loss before income taxes	(1,917)	(1,239)

Deferred income tax expense	14	16
Current income tax expense (recovery)	91	(26)

Income tax expense (recovery)	105	(10)

Net loss	$(2,022)	$(1,229)

Net loss attributable to common shareholders	$(2,195)	$(1,405)

Loss per share – basic and diluted	$(0.06)	$(0.04)

Weighted average number of common shares outstanding – basic and diluted	36,148,418	31,269,155

Dividends declared per share
Class B preference shares – Series 2	$—	$—

News Release
OSI Geospatial Inc.
Consolidated Statements of Cash Flows (Unaudited) (U.S. GAAP)

	For the three months ended February 28,
In thousands of U.S. dollars	2007	2006

Cash flows from operating activities
Net loss for the period	$(2,022)	$(1,229)
Items not affecting cash
Depreciation and amortization	164	187
Stock-based compensation	53	25
Deferred income taxes	14	(10)

	(1,791)	(1,027)

Changes in non-cash working capital items
Accounts receivable	4,597	3,637
Inventory	(258)	(94)
Prepaid expenses and deposits	(423)	60
Accounts payable and accrued liabilities	(1,294)	(1,779)
Income taxes payable	(187)	(141)
Unearned revenue	(127)	252

	2,308	1,935

	517	908

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	—	(7,883)
Increase in marketable securities	—	(258)
Decrease in restricted cash	—	190
Additions to plant and equipment	(27)	(48)
Additions to intangibles and other assets	(22)	(40)

	(49)	(8,039)

Cash flows used in financing activities
Repayment to operating line of credit	(477)	—

	(477)	—

Effect of foreign exchange on cash and cash equivalents	9	58

Decrease in cash and cash equivalents	—	(7,073)

Cash and cash equivalents – beginning of period	—	8,222

Cash and cash equivalents – end of period	$—	$1,149

MANAGEMENT’S DISCUSSION
AND ANALYSIS
for the three months ended February 28, 2007
OSI Geospatial Inc.
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the three months ended February 28, 2007 in comparison with those for the three months ended February 28, 2006. The following discussion should be read in conjunction with our unaudited consolidated interim financial statements, including the notes thereto, for the three months ended February 28, 2007, and the audited annual consolidated financial statements for the year ended November 30, 2006 prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”).
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. Effective March 1, 2006 we adopted the U.S. dollar as our reporting currency. All references in this report to financial information concerning OSI Geospatial Inc. are in accordance with U.S. GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs. On April 12, 2006 at the Company’s annual general meeting, its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated April 12, 2007.
© 2007 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
Overview
Founded in 1977 and headquartered in North Vancouver, Canada, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy.
The Company’s growth strategy is built on four fronts – diversifying its technology, partnering with the best, building on its customer relationships and completing acquisitions complimentary to its existing lines of business.
In diversifying its technology, the Company will lever its market and technology position as a leader in the naval surface and subsurface navigation market to access adjacent markets. Building on its ECPINS® line of electronic chart navigation systems for commercial and military customers, the Company has expanded into the Command & Control (C2) and homeland security markets through the development of applications like the Common Operational Picture product line (COP-PL), Warship Automatic Identification System (W-AIS) and the C2 product line C3CORE. Also, the Company has expanded its product offerings in the commercial market with the introduction of its simplified voyage data recorder (S-VDR) product, the integrated ECPINS®/S-VDR 5000 system.
The Company continues to partner with the best using its technology dominance in the military navigation market to gain entry into major defence programs. We currently have partnering agreements with Terma A/S in Denmark, Lockheed Martin in the U.S. and the U.K. and, Raytheon, L3 Communications, General Dynamics and Northrop Grumman in the U.S.
The Company continues to build on its current customer base by levering the strong customer relationships it has developed through the successful execution of major projects. We have existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies.
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets, In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc., a United States defence contracting company for $9 million. CHI has multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
SELECTED DATA
The following tables contain financial information that is derived from the unaudited interim consolidated financial statements for the three months ended February 28, 2007.

Operations:	For the three months ended February 28
In thousands of U.S. dollars except share related data	2007	2006
	$	$
Revenue	3,571	3,663
Gross profit	669	1,194
Gross profit percentage	19%	33%
Net loss	(2,022)	(1,229)
Net loss attributable to common shareholders	(2,195)	(1,405)

Loss per share – basic	(0.06)	(0.04)
Loss per share – diluted	(0.06)	(0.04)
Weighted average common shares outstanding – basic	36,148,418	31,269,155
Weighted average common shares outstanding – diluted	36,148,418	31,269,155
Our quarterly results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The lower gross profit and gross profit percentage in the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 is largely due to the mix of revenue. There was less software revenue and more engineering services revenue in the three months ended February 2007 than in the three months ended February 28, 2006.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.

	At February 28,	At November 30,
Financial Position:	2007	2006
In thousands of U.S. dollars
	$	$
Cash and cash equivalents, including marketable securities and restricted cash	—	—
Working capital(1)	5,841	7,789
Current assets	10,262	14,333
Total assets	20,140	24,345
Current liabilities	4,421	6,544
Long term liabilities	—	20
Total liabilities	4,421	6,564
Shareholders’ equity	15,719	17,781

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)

Dividends declared per share	In three months ended February 28,
In U.S. dollars	2007	2006
	$	$
Common shares	—	—
Class A preference shares	—	—
Class B preference shares – series 1	—	—
Class B preference shares – series 2	—	—
RESULTS OF OPERATIONS – Three months ended February 28, 2007 as compared to three months ended February 28, 2006
Overall Performance

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Net loss before income taxes	$(1,917)	$(1,239)	$(678)

Net loss	$(2,022)	$(1,229)	$(793)

Net loss attributable to common shareholders	$(2,195)	$(1,405)	$(790)

Loss per share – basic and diluted	(0.06)	(0.04)	(0.02)

The net earnings reported in the year ended November 30, 2006 were largely driven by higher revenues offset by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at February 28, 2007 total backlog was $61.4 million compared to $27.2 million at February 28, 2006.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at February 28, 2007 was at $39.8 million compared to $12.1 million at February 28, 2006.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at February 28, 2007 was at $21.6 million compared to $15.1 million at February 28, 2006.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Three months ended February 28	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
Marine systems	$700	20	$1,282	35	$(582)
Land and air systems	2,348	66	1,852	51	496
Mapping	523	14	529	14	(6)

	$3,571	100	$3,663	100	$(92)

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 66% of our revenue for the three months ended February 28, 2007. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 20% in the three months ended February 28, 2007.
The $2.3 million revenue earned by our land and air systems during the three months ended February 28, 2007 relates to the acquisition of CHI Systems Inc.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the three months ended February 28, 2007 were the U. S. Army, the U.S. Navy, the Defense Threat Reduction Agency, and the Royal Navy of the U.K. Revenue from these customers accounted for 62% of the consolidated revenue. The main customers for our products and services for the three months ended February 28, 2006 were the U.S. Air Force, U.S. Army, U.S. Navy’s Naval Aviation, the Royal Australian Navy through Nautronix, and the Canadian Navy. Revenue from these customers accounted for 68% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
Three months ended February 28	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
International Systems operations	$700	20	$1,282	35	$(582)
U.S. Systems operations	2,348	66	1,852	51	496
Mapping operations	523	14	529	14	(6)

	$3,571	100	$3,663	100	$(92)

Revenue from the International Systems operations for the three months ended February 28, 2007 decreased 45% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered .

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
Revenue from the U.S. Systems operations for the three months ended February 28, 2007 increased over the same period from the prior year by 43%. In the prior year, delays in the approval of the U.S. federal budget caused a reduction of revenues.
Revenue from our Mapping operations for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 was relatively stable.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit	$669	$1,194	$(525)
Gross profit percentage	19%	33%	(14)%
Gross profit decreased by 525,000 in the three months ended February 28, 2007 compared to the three months ended February 28, 2006 and the gross profit percentage was 14 percentage points lower period-over-period. The reduced gross profit percentage compared to the prior fiscal year is due to the mix of contracts in the period.
Gross Profit by Segment

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit:
International Systems operations	$37	$678	$(641)
U.S. Systems operations	520	424	96
Mapping operations	112	92	20

Consolidated operations	$669	$1,194	$(525)

Gross profit percentage:
International Systems operations	5%	53%	(48)%
U.S. Systems operations	22%	23%	(1)%
Mapping operations	21%	17%	4%

Consolidated operations	19%	33%	(45)%

Gross profit from the International Systems operations decreased 95% and gross profit percentage was 48 percentage points lower for the three months ended February 28, 2007 when compared to the prior period. The decreases in the first quarter of 2007 are the result of lower revenues in the International Systems operations and a decrease in our high margin software revenue compared to the three months ended February 28, 2006.
Gross profit from the U.S. Systems operations was up 23% for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 due to higher revenues in the current period.
Gross profit from the Mapping operations for the three months ended February 28, 2007 increased 22% compared to the same period last year. Gross profit percentage increased 4 percentage points period over period, consistent with the mix of contracts in the business unit.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
Operating Expenses

		% of		% of
		total		total
Three months ended February 28	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
General and administrative	$1,322	37%	$1,346	37%	$(24)
Engineering	481	13%	542	15%	(61)
Sales and marketing	705	20%	552	15%	153
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A decreased by 2% for three months ended February 28, 2007 compared to the previous year. There was little change in G&A staffing levels and costs between the two periods.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering costs decreased by 11% for the three months ended February 28, 2007, compared to the three months ended February 28, 2006. The decreases are related to lower staff levels and expenses for the period. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 28% for three months ended February 28, 2007 compared to the three months ended February 28, 2006. The increases in S&M expenses are primarily due to additional sales and marketing emphasis. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Depreciation and amortization	$164	$187	$(23)
Total depreciation and amortization decreased by 12% on the three months ended February 28, 2007 as compared to the three months ended February 28, 2006. For the years three months ended February 28, 2007 and 2006, portion of the depreciation, $53,000 and $55,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
Interest expense

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest expense	$22	$6	$16
Interest expense increased by $16,000 in the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 as the result of the Company utilizing our operating line credit facility during the period.
Interest income

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest income	$—	$13	$(13)
Interest income decreased in the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 because the Company had surplus cash in the three months ended February 28, 2006.
Foreign Exchange

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Foreign exchange loss (gain)	$(85)	$21	$(106)
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were in the Company’s favour during the three months ended February 28, 2007 as compared to February 28, 2006.
Technology Partnerships Canada

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Royalty	$30	$57	$(27)
Contribution	—	(210)	(210)
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
The company has entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities to be completed on or before March 31, 2007. The contributions we received are based on the eligible expenditures we make during each period. As at August 31, 2006 the Company has received the entire $2.9 million of the eligible TPC contributions.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
Income Taxes

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Deferred income tax expense	$14	$16	$(2)
Current income tax expense (recovery)	91	(26)	117

	105	(10)	115

Based on the information available at the time of the issue of the interim financial statements for the three months ended February 28, 2007, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $1.6 million Canadian non-capital losses carried forward, $6.6 million scientific research and experimental development costs and other Canadian tax balances.
We have recognized deferred tax expense in the three months ended February 28, 2007 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES — February 28, 2007 compared to November 30, 2006

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006	2007 to 2006

Cash and cash equivalents	$—	$—	$—
Current assets	10,262	14,333	(4,071)
Current liabilities	4,421	6,544	(2,123)
Working capital (1)	5,841	7,789	(1,948)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve next year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At February 28, 2007 our current assets and working capital decreased primarily due to a reduction in accounts receivable.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At February 28, 2007, we had borrowings of $348,000 against our

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
operating line. We have an operating line of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and US $600,000 with a U.S. chartered bank. During the three months ended February 28, 2007, we utilized the facility which increased interest expense for the year.
Cash Flows

Three months ended February 28	2007	2006	2007 to 2006
In thousands of U.S. dollars
Cash flows provided by (used in):
Operating activities	$517	$908	$(391)
Investing activities	(49)	(8,039)	8,088
Financing activities	(477)	—	(477)
Translation adjustment	9	58	(49)
Cash flows provided by operating activities for the three months ended February 28, 2007 were the result of a decrease in accounts payable and accrued liabilities. The increase in cash flows provided by operating activities was the result of the Company’s decreased receivables.
Cash flows used in investing activities for the three months ended February 28, 2007 were primarily reflective of additions to plant and equipment, intangibles and other assets.
Cash flows used in financing activities for the three months ended February 28, 2007 were the result of a decrease in the operating line of credit.
As a result of the above mentioned changes, the line of credit utilization decreased by $477,000 for the three months ended February 28, 2007.
In order to reduce the impact of U.S. dollar, Australian dollar, euro and British pound to Canadian dollar exchange rate fluctuations, for our Canadian operations we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and euro transactions.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
CONTRACTUAL OBLIGATIONS

		Less
		than 1	1 to 3	4 to 5	After 5
Payments due by period	Total	year	years	years	years
In thousands of U.S. dollars
Facility leases	$3,457	$546	$871	$783	$1,257
Equipment leases	90	34	43	13	—

Total contractual obligations	$3,547	$580	$914	$796	$1,257

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
OFF BALANCE SHEET ARRANGEMENTS
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
In the periods being reported on the Company had no related party transactions.
PROPOSED TRANSACTIONS
We are not currently engaged in any proposed transactions.
SELECTED QUARTERLY DATA (UNAUDITED)
In thousands of U.S. dollars

	February 28	November 30	August 31	May 31
For the three months ended	2007	2006	2006	2006

Revenue	$3,571	$10,018	$4,316	$6,140
Gross profit	669	5,783	1,403	2,595
Gross profit percentage	19%	58%	32%	42%
Net earnings (loss)	(2,022)	2,691	(766)	(2)
Net earnings (loss) attributable to common shareholders	(2,195)	2,249	(953)	(715)

Loss per share – basic	(0.06)	0.07	(0.03)	(0.02)
Loss per share – diluted	(0.06)	(0.01)	(0.03)	(0.02)

	February 28	November 30	August 31	May 31
For the three months ended	2006	2005	2005	2005

Revenue	$3,663	$5,137	$2,618	$1,533
Gross profit	1,194	2,636	1,472	317
Gross profit percentage	33%	51%	56%	21%
Net earnings (loss)	(1,229)	(872)	(308)	(1,370)
Net earnings (loss) attributable to common shareholders	(1,405)	(2,594)	(1,026)	(5,560)

Loss per share – basic	(0.04)	(0.09)	(0.04)	(0.20)
Loss per share – diluted	(0.04)	(0.15)	(0.08)	(0.20)

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov.
RECENT ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.
In February, 2007 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, British pounds and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At February 28, 2007, we had entered into the following foreign exchange forward contracts:

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)

	Exchange rate in relation to CAD
Sell	At February 28, 2007	At Value date	Value date

GBP 200,000	2.2946	2.2449	March 30, 2007
AUD 125,000	0.9233	0.8442	April 16, 2007
USD 371,276	1.1700	1.1258	May 30, 2007
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at March 31, 2007, we had 38,788,221 issued and outstanding common shares and 3,210,916 outstanding stock options. As at March 31, 2007, we also had 30,262 issued and outstanding class A preference shares and 217,770 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 12,840,262 common shares. Also at March 31, 2007, we had 13,788,365 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13,788,365 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintained a set of disclosure controls and procedures during the three months ended February 28, 2007 designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation as defined under Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance have determined that there were no changes to the company’s disclosure controls and procedures during the three month period ended February 28, 2007 that have materially affected, or are reasonably likely to materially affect the design and operation of these disclosure controls and procedures.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance, along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at February 28, 2007.
Nonetheless, the Chief Executive Officer and the Vice President Finance have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting during the current fiscal year. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Vice President Finance are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three months ended February 28, 2007
(expressed in U.S. dollars)
There were no changes in the Company’s internal control over financial reporting that occurred since the beginning of the Company’s current fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations substantially unchanged as discussed in the company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F which will be reported on EDGAR at www.sec.gov.

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three months ended February 28, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006

Assets
Current assets
Accounts receivable (note 5)	$7,887	$12,707
Income taxes recoverable	106	28
Inventory (note 6)	1,295	1,063
Prepaid expenses and deposits	974	535

	10,262	14,333

Deferred tax asset	10	—

Plant and equipment	1,025	1,089
Intangible and other assets	714	794
Goodwill	8,129	8,129

	$20,140	$24,345

Liabilities
Current liabilities
Bank indebtedness	$378	$904
Accounts payable and accrued liabilities	3,519	4,887
Income taxes payable	—	86
Unearned revenue	524	667

	4,421	6,544
Deferred tax liability	—	20

	4,421	6,564

Stockholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (2006 – 30,262) (note 7a)	19	19
224,570 Class B, Series 2 preference shares (2006 – 279,840)	7,335	8,696
38,388,221 common shares (2006 – 35,137,046) (note 7b)	20,462	18,222

	27,816	26,937
Warrants	4,286	4,286
Additional paid in capital	2,814	3,357
Accumulated deficit	(21,486)	(19,226)
Accumulated other comprehensive income	2,289	2,427

	15,719	17,781

	$20,140	$24,345

Contingency (note 8)
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Loss (unaudited)

	Three months ended February 28,
In thousands of U.S. dollars, except share related data	2007	2006

Revenue
Marine Systems	$700	$1,282
Land and air systems	2,348	1,852
Mapping	523	529

	3,571	3,663
Cost of sales	2,902	2,469

Gross profit	669	1,194

Expenses
General and administrative	1,322	1,346
Engineering	481	542
Sales and marketing	705	552
Depreciation and amortization	111	132
Interest expense	22	6
Interest income	—	(13)
Foreign exchange loss (gain)	(85)	21
Technology Partnerships Canada royalty	30	57
Technology Partnerships Canada contribution	—	(210)

	2,586	2,433

Net loss before income taxes	(1,917)	(1,239)

Deferred income tax expense	14	16
Current income tax expense (recovery)	91	(26)

Income tax expense (recovery) (note 9)	105	(10)

Net loss	$(2,022)	$(1,229)

Net loss attributable to common shareholders (note 7d)	$(2,195)	$(1,405)

Loss per share (note 7d) – basic and diluted	$(0.06)	$(0.04)
Weighted average number of common shares outstanding (note 7d) – basic and diluted	36,148,418	31,269,155

Dividends declared per share
Class B preference shares – Series 2	$—	$—
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)

In thousands of U.S. dollars except share numbers	Three months ended February 28, 2007
	Units
Class A preference shares
Balance at November 30, 2006	30,262	$19

Balance at February 28, 2007	30,262	$19

Class B preference shares
Balance at November 30, 2006	279,840	$8,696
Accretion of discount on Class B Series 2 preference shares	—	173
Class B preference shares converted to common shares	(55,270)	(1,578)
Tax benefit related to share issue costs	—	44

Balance at February 28, 2007	224,570	$7,335

Common shares
Balance at November 30, 2006	35,137,046	$18,222
Class B preference shares converted to common shares	3,251,175	2,240

Balance at February 28, 2007	38,388,221	$20,462

Warrants
Balance at November 30, 2006	13,788,368	$4,286

Balance at February 28, 2007	13,788,368	$4,286

Additional paid-in capital
Balance at November 30, 2006		$3,357
Class B preference shares converted to common shares		(596)
Stock-based compensation		53

Balance at February 28, 2007		$2,814

Accumulated deficit
Balance at November 30, 2006		$(19,226)
Accretion of discount on Class B Series 2 preference shares		(173)
Difference between conversion and carrying value of Class B Series 2 preference shares		(65)
Net loss for the quarter		(2,022)

Balance at February 28, 2007		$(21,486)

Accumulated other comprehensive income
Foreign currency translation adjustment Balance at November 30, 2006		$2,427
Adjustment for the quarter		(138)

Balance at February 28, 2007		$2,289

Total stockholders’ equity		$15,719

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)

	For the three months ended February 28,
In thousands of U.S. dollars	2007	2006

Cash flows from operating activities
Net loss for the period	$(2,022)	$(1,229)
Items not affecting cash
Depreciation and amortization	164	187
Stock-based compensation	53	25
Deferred income taxes	14	(10)

	(1,791)	(1,027)

Changes in non-cash working capital items
Accounts receivable	4,597	3,637
Inventory	(258)	(94)
Prepaid expenses and deposits	(423)	60
Accounts payable and accrued liabilities	(1,294)	(1,779)
Income taxes payable	(187)	(141)
Unearned revenue	(127)	252

	2,308	1,935

	517	908

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	—	(7,883)
Increase in marketable securities	—	(258)
Decrease in restricted cash	—	190
Additions to plant and equipment	(27)	(48)
Additions to intangibles and other assets	(22)	(40)

	(49)	(8,039)

Cash flows used in financing activities
Repayment to operating line of credit	(477)	—

	(477)	—

Effect of foreign exchange on cash and cash equivalents	9	58

Decrease in cash and cash equivalents	—	(7,073)
Cash and cash equivalents – beginning of period	—	8,222

Cash and cash equivalents – end of period	$—	$1,149

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
1	Basis of presentation

These unaudited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

These interim unaudited consolidated financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended November 30, 2006 prepared in accordance United States generally accepted accounting principles.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes

a) Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
b) Recent pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In February, 2007 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

4	Acquisition

CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2006 as reported in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F which will be reported on EDGAR at www.sec.gov. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
5	Accounts receivable

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006
Trade	$3,112	$5,143
Unbilled revenue	4,681	7,257
Technology Partnerships Canada contribution	93	269
Other	58	97
Allowance for doubtful accounts	(57)	(59)

	$7,887	$12,707

6	Inventory

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006
Materials and components	$810	$958
Finished goods	485	105

	$1,295	$1,063

7	Capital Stock

a) Class A preference shares

The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2006 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

b) Issued and outstanding common shares

During the three months ended February 28, 2007, 55,270 Preference shares were converted into 3,251,175 common shares with an aggregate fair market value of $1.7 million. The Preference shares were reduced by $1.6 million, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $596,000 from additional paid in capital. The conversion resulted in an increase of $65,000 to deficit.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
c) Stock option plans
A summary of the status of the Company’s stock option plans at February 28, 2007 is as follows:

	Number of	Weighted average
In U.S. dollars	shares	exercise price
Outstanding – beginning of period	3,417,584	$0.83
Granted	170,000	0.61
Forfeited	(5,000)	0.75
Expired	(176,668)	0.87

Outstanding – end of period	3,405,916	$0.80

Exercisable – end of period	3,405,916	$0.80

Stock-based compensation
For the three months ended February 28, 2007 the Company incurred non-cash stock-based compensation expense of $53,000 (three months ended February 28, 2006 — $25,000) related to stock options granted, all of which vested immediately. The expense was included in general and administrative costs and was recorded in additional paid-in capital.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006

Risk-free interest rate	4.02%	2.98%
Volatility	54%	54%
Estimated average option lives	5 years	5 years
Dividend yield	0.0%	0.0%
d) Loss per share

In thousands of U.S. dollars except share related data	For the three months ended February 28,

Loss per share – basic and diluted	2007	2006
Net loss for the period	$(2,022)	$(1,229)
Less:
Accretion of discount on Class B preference shares	(173)	(176)

Net loss available to common shareholders	$(2,195)	$(1,405)

Weighted average number of common shares outstanding – basic and diluted	36,148,418	31,269,155

Loss per share – basic and diluted	$(0.06)	$(0.04)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,822,757 common shares outstanding at February 28, 2007 (November 30, 2006 – 68,834,425). As a result of the exercise of all warrants and options, the company would receive cash of $13.2 million (November 30, 2006 — $13.4 million).
8 Contingency
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at February 28, 2007 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.
9 Income taxes
The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three months ended February 28, 2007 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, future income tax payments that will result from the payment of Class B preference share dividends and, also, items not deductible for income tax purposes. The change in effective tax rate from 2007 to 2006 was due primarily to the effect of the change in valuation allowance.
At February 28, 2007, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

In thousands of U.S. dollars	Three months ended February 28,
	2007	2006
Deferred income tax expense	$14	$16
Current income tax expense (recovery)	91	(26)

Income tax expense (recovery)	$105	$(10)

Effective tax rate	50.2%	0.0%

10 Segmented information
The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 4 of the Company’s audited financial statements for the year ended November 30, 2006. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006

Three Months Ended February 28, 2007

				Corporate and
	International	U.S. Systems	Mapping	Public Company
In thousands of U.S. dollars	Systems Operations	Operations	Operations	Costs	Total

Revenue	$700	$2,348	$523	$—	$3,571
Gross profit	37	520	112	—	669
Technology Partnerships Canada	30	—	—	—	30
Interest expense	—	—	—	22	22
Income tax expense	—	54	(12)	63	105
Net earnings (loss)	(1,156)	79	(208)	(737)	(2,022)
Plant and equipment expenditures	14	6	7	—	27
Intangible expenditures	10	7	5	—	22
Depreciation and amortization	$50	$77	$36	$1	$164

Three Months Ended February 28, 2006

				Corporate and
	International	U.S. Systems	Mapping	Public Company
In thousands of U.S. dollars	Systems Operations	Operations	Operations	Costs	Total

Revenue	$1,282	$1,851	$529	$—	$3,663
Gross profit	679	423	92	—	1,194
Technology Partnerships Canada — net	(153)	—	—	—	(153)
Interest expense	—	—	—	6	6
Income tax expense (recovery)	—	(3)	(7)	—	(10)
Net earnings (loss)	(392)	—	(241)	(596)	(1,229)
Plant and equipment expenditures	18	5	25	—	48
Intangible expenditures	33	—	7	—	40
Depreciation and amortization	$46	$73	$67	$1	$187

				Corporate and
	International	U.S. Systems	Mapping	Public Company
In thousands of U.S. dollars	Systems Operations	Operations	Operations	Costs	Total

Total assets employed
As at February 28, 2007	$6,745	$10,611	$2,677	$107	$20,140

As at November 30, 2006	$10,483	$10,599	$3,283	$(20)	$24,345

Geographically, revenues reported are based on the location of the Company’s customers as follows:

For the three months ended February 28,

In thousands of U.S. dollars	2007	2006

Europe	$353	$173
Australia/New Zealand	156	387
United States	2,578	2,285
Canada	484	818

Total	$3,571	$3,663

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
Geographically, plant and equipment and intangible and other assets are reported based on location. At February 28, 2007 and November 30, 2006, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	February 28, 2007
	Canada	U.S.	Total
Plant and equipment	$810	$215	$1,025
Intangible and other assets	301	413	714
Goodwill	—	8,129	8,129

Total	$1,111	$8,757	$9,868

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Plant and equipment	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,129	8,129

Total	$1,181	$8,831	$10,012

Form 52-109F2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended February 28, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 12, 2007

/s/ Ken Kirkpatrick
Ken Kirkpatrick President and Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings
I, John T. Sentjens, Vice President Finance, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended February 28, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 12, 2007

/s/ John T. Sentjens
John T. Sentjens Vice President Finance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
Title: President & CEO

Date: April 12, 2007